UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Genesis HealthCare Corporation

File No. 0-50351 - CF#19457

        Genesis HealthCare Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 14, 2006.

        Based on representations by Genesis HealthCare Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.29   through November 30, 2023

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kathleen Krebs
        Special Counsel